Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 3, 2011

Relating to Preliminary Prospectus dated August 2, 2011

Registration No. 333-173238

AMERICAN CAPITAL MORTGAGE INVESTMENT CORP.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (i) to advise you of the availability of a revised preliminary prospectus, dated August 2, 2011 (the “Revised Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-11 (File No. 333-173238) of American Capital Mortgage Investment Corp. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2011 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, (ii) to provide you with a hyperlink to the current version of the Registration Statement and (iii) to supplement or update certain disclosure in the Revised Preliminary Prospectus. This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 17 of the Revised Preliminary Prospectus. References to “we,” “us,” “our” and “our company” are used in the manner described in the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site at www.sec.gov):

http://www.sec.gov/Archives/edgar/data/1516973/000119312511207182/ds11a.htm

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or determined if this issuer free writing prospectus or the Revised Preliminary Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Revised Proposed Terms of the Initial Public Offering

The Offering

Common stock offered by us	8,000,000 shares (plus up to an additional 1,200,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters’ over-allotment option).

Common stock outstanding after this offering	10,006,100 shares(1)

Estimated net proceeds of this offering	$159.1 million (or $183.1 million if the underwriters exercise their over-allotment option in full), in each case after deducting the estimated offering expenses payable by us of approximately $875,000.

American Capital’s beneficial ownership after this offering	2,000,100 shares (approximately 20.0% of our outstanding common stock, or approximately 17.8% if the underwriters exercise their over-allotment option in full). Our Board of Directors intends to grant American Capital an exemption from our ownership limitation.

(1)

Assumes no exercise of the underwriters’ option to purchase up to an additional 1,200,000 shares of our common stock solely to cover over-allotments, if any. Includes (i) 100 shares of common stock issued to American Capital, Ltd., or American Capital, at the time of our initial capitalization, (ii) an aggregate of 2,000,000 shares of our common stock to be purchased by American Capital at the initial public offering price in a concurrent private placement, and (iii) an aggregate of 6,000 shares of restricted common stock that we will grant to our independent directors following completion of this offering under the equity incentive plan that we established. Does not include 94,000 shares of our common stock that will be available for future grant under our equity incentive plan.

American Capital’s Purchase of Additional Shares of the Company’s Common Stock

As disclosed in the Revised Preliminary Prospectus, American Capital has indicated that it will purchase $40 million (or 2,000,000 shares) of our common stock in the concurrent private placement.

Revised As Adjusted Capitalization

Capitalization

The following table sets forth our cash and capitalization as of March 28, 2011 on an actual basis and as adjusted to give effect to:

•

the sale of 8,000,000 shares of our common stock in this offering at an assumed initial public offering price of $20.00 per share, generating net proceeds of approximately $159.1 million, after deducting the estimated offering expenses payable by us;

•	the sale of 2,000,000 shares of common stock to American Capital at the assumed initial public offering price of $20.00 per share for an aggregate purchase price of $40.0 million; and

•	the issuance of an aggregate of 6,000 shares of our restricted common stock to our independent directors following completion of this offering.

You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited balance sheet as of March 28, 2011 and related notes thereto included elsewhere in the Revised Preliminary Prospectus.

	As of March 28, 2011
	Actual	As Adjusted(1) (unaudited)
Assets:
Cash	$1,000	$199,126,000

Stockholders’ Equity:
Common stock, par value $0.01 per share; 1,000 shares authorized and 100 shares issued and outstanding on an actual basis, and 300,000,000 shares authorized and 10,006,100 shares issued and outstanding, as adjusted(2)	$1	$100,061
Additional paid-in capital	999	199,025,939

Total Stockholders’ Equity	$1,000	$199,126,000

Total Capitalization	$1,000	$199,126,000

(1)	Assumes no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, the net proceeds we would receive from selling common stock in this offering and the concurrent private placement would be approximately $223 million, after deducting estimated offering expenses payable by us.
(2)	Includes 6,000 shares of restricted common stock that vest over a three year period to be issued to our independent directors following completion of this offering.

Our Central Index Key, or CIK, on the SEC web site is: 0001516973.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING CITI TOLL-FREE 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.